





PROCESSED
NOV 10 2005
THOMSON
FINANCIAL

2004
ANNUAL REPORT
to Shareholders

P.E. 12/31/04

RECD S.E.C.
NOV 9 2005
1086

ARS
0-23115

CTI Industries Corporation • 22160 N. Pepper Road • Barrington, IL 60010



2004 FINANCIAL HIGHLIGHTS

(In thousands, except per share amounts)

At December 31	2004	Change	2003	Change	2002
Net Revenues	37,193	933	36,260	(4976)	41,236
Net Income	(2,479)	(1913)	(566)	(868)	302
Earnings Per Share					
Basic	(1.28)	(.98)	(0.30)	(.48)	0.18
Diluted	(1.28)	(.98)	(0.30)	(.46)	0.16
Total Assets	27,888	(2382)	30,270	(2)	30,272
Total Debt	16,453	842	15,611	2500	13,111
Stockholders' Equity	2,951	(2261)	5,212	(262)	5,474

TABLE OF CONTENTS

Letter to Shareholders 3
Narrative Report 4
Management's Discussion and Analysis....9
Consolidated Balance Sheets....17
Consolidated Statement of Operations 19
Consolidated Statements of Stockholders' Equity....20
Consolidated Statements of Cash Flows 21
Notes to Consolidated Financial Statements....23
Officers and Directors....36
Corporate Information 37



DEAR FELLOW SHAREHOLDERS:

CTI incurred a substantial loss in 2004. On net sales of about $37.2 million, which were about 2.6% higher than net sales in 2003, our Company incurred a loss of almost $2.5 million. While our results for the year were certainly not satisfactory, we should point out that $1,286,000 of this loss was income tax expense which was incurred because of our decision to establish a full reserve against the deferred tax asset. This reserve, while it is recorded as an income tax expense, is a non-cash and non-operating item and will not be a recurring item for 2005 or beyond.

Eliminating this tax expense item, our operating loss (before provision for income taxes) for 2004 was $1,192,000 compared to an operating loss in 2003 of about $1,350,000. During the first six months of 2005, we posted a small profit of $30,000.

During 2004 and into 2005, we have focused our efforts on bringing our Company to a profitable level of operations. We have significantly reduced production costs, in particular factory overhead in our U.S. plant, and we have implemented cost reductions in administrative, sales and marketing as well.

We have not made, and do not anticipate, significant changes in our basic business. Those businesses continue to include:

- Processing, laminating, coating and printing films for packaging and other commercial uses.
- Production of pouches for consumer storage applications.
- Production, marketing and sale of novelty products, particularly metallized balloons and latex balloons.

We believe the markets for these products offer substantial opportunity for growth in our business, and, ultimately, for profitable operations.

As we go forward, our focus is on effective execution of our goals to:

- Grow our revenues for our existing product lines.
- Develop additional revenues through existing and new customer relationships.
- Control and reduce our costs, both at the manufacturing and in administration, sales and marketing.
- Use our technology to develop and launch new products.

Our profitable results for the first six months of 2005 reflect our efforts in these areas. While total revenues were down compared to the first six months of 2004, we were able to achieve profitability in that period principally because of our efforts to control and reduce our costs.

As we go forward, our focus will be to maintain these cost controls, and to increase our revenues, in our continuing effort to achieve consistent profitability. As always, our goal remains to enhance shareholder value.

Sincerely,





John H. Schwan
Chairman

Howard W. Schwan
President

Stephen M. Merrick
Executive Vice President



WHO WE ARE...



For almost 30 years, CTI has been a leader in plastic film technology. Our Company was organized in 1976 and began producing pouches (bags) for the packaging of liquid products, including milk, ketchup, juices, wine and many other items. In 1978, we began producing foil balloons and were the first to mass produce what became a very popular novelty item. Over the years, there were a number of developments in foil balloons, including printing on the film, the use of messages, pictures and characters on the balloons as they became message media and the development of various balloon shapes. CTI has been a leader in that process and remains one of the leading producers of foil balloons. In the late 1980's CTI began to produce and sell latex balloons and novelty items, along with its foil balloon products. During the 1990's CTI developed its technology and production capacity to become a supplier of a variety of laminated or printed plastic films for packaging and other commercial uses.



Today, CTI has operations in the United States, Mexico and the United Kingdom and markets its products in many countries. CTI's principal plant and offices are located in Barrington, Illinois, about 45 miles northwest of Chicago. All of CTI's lines of products are produced at this facility. We also have a plant in Guadalajara, Mexico which produces, principally, latex balloons and also markets our products in Mexico and South America, and an office and facility in Rugby, England from which we market our products in the United Kingdom and various countries of Europe. Altogether, our plants and facilities comprise about 150,000 square feet.

CTI now has about 300 employees worldwide, produces millions of pounds of film for packaging and commercial purposes, millions of pouches used by consumers to store personal and food items and many millions of balloons for the enjoyment of many people worldwide.



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CTI

WHAT WE DO...

CTI develops, designs, produces, markets and sells a variety of plastic film-based products.

We produce **POUCHES** (bags) for consumer and commercial use, including consumer pouches to store personal items and also to store and save food items. We recently introduced our Simply Smart™ line of pouches which can be used by existing devices to draw a vacuum and seal food items in the pouches. We also make "dunnage bags" used to cushion products being packaged in containers.



We **LAMINATE AND PRINT FILM** for use by others to produce packaging for liquid food items, coffee, snack foods and other items.





We make about 350 different designs of **FOIL BALLOONS**, including many shapes and sizes, containing a number of designs, characters and messages, a few of which are pictured. We market and sell foil balloons, and our latex balloons, throughout the United States and in a number of other countries. Our balloons are sold in supermarkets, party goods stores, mass merchants, drug stores, floral outlets and gift stores.



We make **LATEX BALLOONS** and latex punch balls. We also print latex balloons at our Guadalajara facility. We market and sell these products throughout North America and to some extent in Europe and South America. Our facility in Guadalajara produces over 175 million latex balloons annually.



CTI'S TECHNOLOGY AND EXPERTISE



Over the years, our professional staff has developed superior technical abilities in the development and production of films and film products. For many of our customers, we do more than produce a finished product; we provide customized technology and solutions to meet the customer's needs.

Today, CTI owns or has rights in 29 patents relating to these products and also owns and uses additional proprietary technology related to films and to the production and printing of films, pouches and novelty products.

Some areas of our patented technology include:



- A patented technology for the placement of zip-lock enclosures in pouches enabling the pouch to draw and hold a vacuum.
- A patented technology for the placement of one-way valves in balloons and other pouches
- A patented method for producing a film and pouch utilizing embossed film which enables more complete evacuation of liquids from the pouch.
- A patent on a dual layer design for a one-way valve in pouches to insert, or remove, air or other gases from the pouch.
- CTI has several pending patent applications for related technology covering pouches, valves and closures.

These patents and applications have application in consumer storage bags, food storage bags, medical storage bags, balloons, and commercial storage pouches. CTI intends to use these technologies to protect and to expand our product line and revenues.



OVERVIEW

The Company produces film products for novelty, packaging and container applications. These products include metallized balloons, latex balloons and related latex toy products, films for packaging applications, and flexible containers for packaging and storage applications. We produce all of our film products for packaging and container applications, and all of our metallized balloons at our facility in Barrington, Illinois. We produce all of our latex balloons and latex products at our facility in Guadalajara, Mexico. Substantially all of our film products for packaging applications and flexible containers for packaging and storage are sold to customers in the United States. We market and sell our novelty items - principally metallized balloons and latex balloons - in the United States, Mexico, the United Kingdom and a number of additional countries.

In 2004, our revenues as a percentage of total consolidated sales from each of our principal product categories were as follows:

- Commercial Films and Containers 37%
- Metallized Balloons 44%
- Latex Balloons 14%

Over the past several years, revenues from commercial films and containers have increased significantly as a percentage of sales. As a percentage of net sales, revenues in this category have increased from a level of 17% of revenues in 1998 to approximately 48% during 2002 and 2003, reducing to approximately 37% of net Company revenues during 2004. During the period from 1998 through 2003, sales in this product category accounted for most of the increase in consolidated sales during these years. In 2004, sales to ITW Space Bag decreased from $10,298,000 in 2003 to $6,266,000 for 2004. The decline in sales to ITW was attributable to ITW manufacturing certain space bag items for its own account and the fact that the Company did not supply certain components for the bags during 2004. Sales to this customer for 2005 are expected to be at levels similar to, or slightly lower than, for 2004.

Purchases by a limited number of customers represent a significant portion of total Company revenues. In 2004, sales to our top 10 customers represented 69.2% of total revenues. Of those principal customers, one is a customer for packaging film and represented 20.1% of total 2004 revenues, one is a customer for storage containers and represented 16.8% of total 2004 revenues and one is a customer for metallized balloons and represented 11.7% of total 2004 revenues. For the most part, with our principal customers, we do not have long-term purchase agreements or commitments and the risk exists that sales to one or more of these customers will decline or terminate. With one customer for packaging film, however, we do have a contract extending through October 2005, under which the customer is obligated to purchase at least 65% of that customer's requirements for the packaging film and with our customer for storage containers, we do have an agreement extending through July 2005 under which that customer has agreed, subject to certain conditions, to purchase its requirements for the film used in the storage bags. Loss of one or more of these principal customers, or a significant reduction in purchases by one or more of them, could have a material adverse effect on the business of the Company.

We have experienced declines in our gross margins over the past several years. In general, gross margins have declined from almost 28% in 2001 to 17% in 2004. Most of this decline in gross margins relates to metallized balloons. Margins in that product category have declined from 27% in 2001 to 13% in 2004. The decline in margin is attributable both to price competition and to increases in the costs principally of factory overhead and direct labor, and, to a limited degree, in 2004, of raw materials. We experienced significant increases in factory overhead costs during 2002 and 2003; cost increases included insurance costs, health insurance costs, supervisory wages, quality control wages and depreciation. During 2004, we engaged in ongoing efforts to achieve reduction in factory overhead costs. In the year, reductions in overhead costs were achieved, most significantly by a 35% decrease in indirect labor, a 68% decrease in business insurance costs and a 51% decrease in repair and maintenance expenses. In the fourth quarter of 2004, our factory overhead in the U.S. was 32% less than in the first quarter. We intend to continue these efforts and believe that we will achieve additional reductions in factory overhead and direct labor costs during 2005.

Our business plan includes:

- Continued focus on our existing product categories, including efforts to generate additional revenues in these categories.
- Efforts to control and reduce manufacturing costs, particularly factory overhead and direct labor costs.
- Efforts to develop new products, product improvements and technologies in our existing product categories.
- Development of new sales and marketing channels and relationships.

RESULTS OF OPERATIONS

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Net Sales. For the fiscal year ended December 31, 2004, consolidated revenues from the sale of all products were $37,193,000, compared to consolidated revenues of $36,260,000 for the year ended December 31, 2003, an increase of 2.6%. Revenue changes in our principal product categories included: (i) a 20.7% decrease in sales of printed and laminated films from $17,439,000 in 2003 to $13,823,000 in 2004, (ii) a 31.6% increase in sales of metallized balloons from $12,405,000 in 2003 to $16,320,000 in 2004 and (iii) a 27.4% increase in the sales of latex balloons from $4,125,000 in 2003 to $5,255,000 in 2004. These changes in revenues included a decrease in sales to two principal customers. Sales in 2003 to these two customers were as follows: (i) $10,298,000 to ITW SpaceBag for film and consumer storage bags, (ii) $4,006,000 to Hallmark Cards, principally for metallized balloons. During 2004, sales to each of those customers, respectively, were: (i) $6,266,000 and (ii) $3,421,000. These decreases were offset by an increase in sales to Rapak, LLC, a principal customer of packaging film, and to a new customer of foil balloons. During 2003, sales to Rapak were $5,360,000. During 2004, sales to each of those customers, respectively, were $7,466,000 and $4,352,000.

For the fiscal year 2004, on a consolidated basis, metallized balloons represented 43.9% of sales, laminated and printed films 37.2% of sales and latex balloons 14.1% of sales. During fiscal 2003, metallized balloons represented 34.2% of sales, laminated and printed films 48.1% of sales and latex balloons 11.4% of sales. The Company anticipates that in 2005, the mix of products will change in so far as the percentage of metallized balloons will decrease, laminated and printed films will be consistent and latex balloon sales should increase.

Cost of Sales. For fiscal 2004, cost of sales increased to 82.9% of net sales compared to 81.7% of net sales for fiscal 2003. In 2004, the product mix changed from selling a majority of laminate and printed film to a majority of metallized balloons, which historically have lower margins. In fiscal 2004, profit margins on metallized balloons, latex balloons and laminated and printed film were 13.0%, 10.1% and 25.3%, respectively, compared to margins on the same product lines for 2003 of 10.4%, 9.1% and 34.9%. The decrease in the margins of the laminated and printed film was a result of the difference in the product mix and a reduction of the prices charged for consumer storage bags. Cost of sales were higher, as a percentage of net sales in the fourth quarter of 2004 than in prior quarters of 2004 and the fourth quarter of 2003, resulting in lower gross profit than in those prior quarters by reason of the facts that: (i) sales of storage bags continued to decline resulting in a shift in product mix to lower margin products, (ii) higher costs of production in prior quarters resulted in higher unit costs for metallized balloons sold during the fourth quarter and (iii) there were discounted and low margin sales of balloon products in the fourth quarter. Management anticipates improvement in margins for balloon products during 2005 as reduced production overhead expenses are reflected in lower unit costs.

General and Administrative. For fiscal 2004, administrative expenses were $4,411,000 or 11.9% of net sales, as compared to $4,055,000 or 11.2% of net sales for fiscal 2003. The increase in general and administrative expenses is attributable to an increase in bad debt reserves and personnel costs. The Company expects that in 2005 there will be an increase in these expenses involving personnel costs.

Selling. For fiscal 2004, selling expenses were $1,495,000 or 4.0% of net sales compared to $1,442,000, or 4.0% of net sales for fiscal 2003. There was no significant change in selling expenses from 2003 to 2004. The Company expects an increase in selling expenses in 2005.

Marketing and Advertising. For fiscal 2004, advertising and marketing expenses were $1,014,000 or 2.7% of net sales, compared to $1,816,000 or 5% of net sales for fiscal 2003. The decrease is attributable principally to a reduction in personnel cost, a reduction in catalog expense, and decrease in artwork and films expenses. The Company expects a small decrease in these expenses in 2005.

Other Income (Expense). For fiscal 2004, interest expense and loan fees totaled $1,350,000 or 3.6% of sales. For fiscal 2003, interest expense and loan fees totaled $1,103,000 or 3.0% of sales. The increase in interest expense is attributable principally to increased levels of borrowing and an increased average rate of interest on outstanding indebtedness. The Company had currency exchange gains during 2004 of $208,000 compared to currency exchange losses during fiscal 2003 of $36,000. The Company had other income during 2004 of $395,000. Items of other income included (i) gains related to a review and determination that various accrued items on the books of the Mexican subsidiaries of the Company (CTI Mexico and Flexo) are not due or payable; these items included: (a) accrued amounts for profit sharing or seniority benefits determined on the basis of legal review not to be due, totaling $98,000, (b) accrued amounts related to an asset tax determined not to be due or beyond the statute of limitations, in the amount approximately of $49,000, (c) accrued amounts with respect to various accounts settled or determined not to be due or payable, in the aggregate amount of $190,000 and (ii) gains totaling $70,000 based on the settlement of various accounts in consideration of the payment of an amount less than the amount accrued. These items were offset by $12,000 in other expenses. Most of these gains are attributable to the first quarter of 2004 and relate to the restructuring of CTI Mexico which commenced in February 2003 when CTI Mexico effected a spin-off under Mexican law in which a portion of the assets, liabilities and capital of that company were transferred to Flexo Universal and Flexo Universal became the primary subsidiary of the Company in Mexico. These other gains are not recurring. The Company had other income during 2003 of $428,000 arising principally from the forgiveness of certain indebtedness.

Net Income or Loss. For the fiscal year ended December 31, 2004, the Company had a loss before taxes and minority interest of $1,192,000 compared to a loss before taxes and minority interest for fiscal 2003 of $1,349,000. The net loss for fiscal 2004 was $2,479,000 compared to net loss for fiscal 2003 of $566,000.

Income Taxes. For the fiscal year ended December 31, 2004, the Company had an income tax expense of $1,286,000 compared to an income tax benefit of $782,000 for fiscal 2003. The amount of the income tax expense or benefit recognized by the Company for both 2004 and 2003 reflects adjustments in deferred tax assets and other items arising from the operating results of the Company for each year. This increase, which was recorded during the fourth quarter, was made after management determined, based on fourth quarter activity, that the realization of the deferred tax asset was not likely in the foreseeable future. Fourth quarter activity affecting this determination included lower than anticipated sales in the storage bag product line and lower margin sales of novelty products.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Net Sales. For the fiscal year ended December 31, 2003, consolidated revenues from the sale of all products were $36,260,000, compared to consolidated revenues of $41,236,000 for the year ended December 31, 2002, a decrease of 12%. This decrease in revenues is the result principally of (i) an 11% decrease in sales of printed and laminated films from $19,621,000 in 2002 to $17,439,000 in 2003, (ii) a 24% decrease in sales of metallized balloons from $16,392,000 in 2002 to $12,405,000 in 2003 and (iii) a 17% decrease in the sales of latex balloons from $4,948,000 in 2002 to $4,125,000 in 2003. These revenue decreases are attributable principally to decreases in sales to three principal customers. Sales in 2002 to these three customers were as follows: (i) $12,086,000 to a customer for consumer storage bags, (ii) $7,000,000 to a customer for packaging films and (iii) $5,111,000, to a customer for metallized balloons. During 2003, sales to each of those customers, respectively, were: (i) $10,298,000, (ii) $5,360,000 and (iii) $4,006,000.

For the fiscal year 2003, on a consolidated basis, metallized balloons represented 34% of sales, laminated and printed films 48% of sales and latex balloons 11% of sales. During fiscal 2002, metallized balloons represented 40% of sales, laminated and printed films 48% of sales and latex balloons 12% of sales.

Cost of Sales. For fiscal 2003, cost of sales increased to 81.7% of net sales compared to 78.4% of net sales for fiscal 2002. In fiscal 2003, profit margins on metallized balloons, latex balloons and laminated and printed film were 10.4%, 9.1% and 34.9%, respectively, compared to margins on the same product lines for 2002 of 24.3%, 17.5% and 27.5%. The reduction in margins with respect to metallized balloons in 2003 is attributable principally to pricing affected by price competition and to increases in production overhead.

General and Administrative. For fiscal 2003, administrative expenses were $4,055,000, or 11.2% of net sales, as compared to $4,225,000 or 10.2% of net sales for fiscal 2002. The decrease in administrative expenses is attributable to decreases in personnel and compensation expense, audit expenses, legal expenses and consulting fees.

Selling. For fiscal 2003, selling expenses were $1,442,000 or 4% of net sales compared to $1,551,000, or 3.8% of net sales for fiscal 2002. There was no significant change in selling expenses from 2002 to 2003.

Marketing and Advertising. For fiscal 2003, advertising and marketing expenses were $1,816,000 or 5% of net sales, compared to $1,671,000 or 4.1% of sales for fiscal 2002. The increase is attributable principally to increases in artwork and films and trade show expense.

Other Expense. For fiscal 2003, interest expense and loan fees totaled $1,103,000. For fiscal 2002, interest expense was $832,000. The increase in interest expense is attributable principally to increased levels of borrowing and an increased average rate of interest on outstanding indebtedness. The Company had currency exchange losses during 2003 of $36,000 compared to currency exchange losses during fiscal 2002 of $281,000. The Company had other income during 2003 of $428,000 arising principally from the forgiveness of certain indebtedness; the Company had no such income during 2002.

Net Income or Loss. For the fiscal year ended December 31, 2003, the Company had a loss before taxes and minority interest of $1,349,000 compared to income before taxes and minority interest for fiscal 2002 of $335,000. The net loss for fiscal 2003 was $566,000 compared to net income for fiscal 2002 of $303,000.

Income Taxes. For the fiscal year ended December 31, 2003, the Company had an income tax benefit of $782,000 compared to an income tax expense of $39,000 for fiscal 2002. The amount of the income tax expense or benefit recognized by the Company for both 2003 and 2002 reflects adjustments in deferred tax assets and other items arising from the operating results of the Company for each year.

FINANCIAL CONDITION

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Cash Flow From Operations. Cash flow used in operations for the fiscal year ended December 31, 2004 was $571,000. Cash flow used in operations resulted principally from an increase in accounts receivable of $1,791,000 and a decrease in the deferred income tax asset of $1,189,000, a decrease in accounts payable and accrued expenses of $847,000, offset by depreciation and amortization of $1,651,000, and a reduction in inventory and other assets totaling $1,281,000. The increase in accounts receivable was attributable principally to the existence of a receivable from one customer in the amount of $1,439,000 as of December 31, 2004, all of which has subsequently been paid. Cash flow generated by operations for the fiscal year ended December 31, 2003 was $3,208,000.

Cash Used in Investing Activities. During fiscal 2004, the Company invested the net amount of $273,000 in machinery and equipment. During fiscal 2003, the Company invested $2,007,000 in machinery and equipment. In the absence of additional financing being received by the Company during 2005, the Company does not anticipate capital expenditures during 2005 in excess of $500,000. However, the Company may seek, and may receive, additional financing intended in part for investment in capital items.

Cash From Financing Activities. Cash provided by financing activities during fiscal 2004 was $883,000. The principal financing activities of the Company during 2004 included (i) an increase of cash due to an increase in the revolving line of credit of $2,707,000 and (ii) a reduction in cash resulting from the net repayment of long-term debt of $2,513,000. During fiscal 2003, cash flow used in financing activities was $804,000.

On December 31, 2003, the Company entered into a Loan and Security Agreement with a bank under which the lender has provided the Company with a credit facility in the amount of $11,000,000, collateralized by machinery and equipment, inventories, trade receivables and other assets of the Company. The credit facility includes a term loan of $3,500,000, at an interest rate of prime plus 1.5% per annum (6.75% at December 31, 2004), which is based upon the appraised value of the machinery and equipment of the Company, and a revolving line of credit, up to a maximum amount of $7,500,000 at an interest rate of prime plus 1.5% per annum. Advances under the revolving line of credit include advances of up to 85% of eligible trade receivables and up to 50% of the value of the Company's eligible inventories. The term loan and revolving line of credit are secured by substantially all assets of the Company. In connection with the Loan Agreement, two principals of the Company executed agreements pursuant to which they agreed, in the event appraisal (liquidation value) of the Company's machinery and equipment to be performed during 2004 indicated values less than those specified in the Loan Agreement, to provide guarantees of a portion of the term loan or subordinated loan funds to the Company. During 2004, these two principals pledged certain of their individual assets as security for the amount by which the principal balance of the term loan exceeded the most recent appraised (liquidation) value of the Company's machinery and equipment. The term of this credit facility is for a period of 2 years expiring on December 31, 2005, and is automatically extended after that date from year to year unless (i) the bank accelerates the payment of the obligations under the Loan Agreement or (ii) either party elects to terminate by giving notice of termination 90 days before the expiration of the original or any renewal term.

Certain terms of the Loan Agreement include: (i) the requirement that the Company maintain a specified level of tangible net worth and a ratio of EBITDA to fixed charges, (ii) mandatory prepayment of the term loan (A) from the proceeds of the sale or disposition of equipment and (B) 50% of excess cash flow of the Company during 2004 and (iii) a prohibition of various acts including (A) incurring new debt, (B) engaging in acquisitions, (C) paying dividends, (D) purchasing stock, without the consent of the Bank.

As of December 31, 2004, the Company was not in compliance with the financial covenant of this loan requiring that the Company maintain a specified relationship of EBITDA to fixed charges. The Bank has issued a waiver of this non-compliance and has agreed to an amendment modifying the covenants. Based on our financial projections, the Company will be in compliance with the covenants for the first quarter of 2005 and, we believe, will remain in compliance for all of 2005.

Approximately $6,763,000 in proceeds from this new loan was used to pay to a prior senior lender the entire balance due to that lender consisting of $2,540,000 in term loans and $4,223,000 in revolving loans.

In January 2001, the Company entered into a Loan and Security Agreement with an institutional lender under which the lender provided the Company with a credit facility in the amount of $9,500,000, collateralized by machinery and equipment, inventories, trade receivables and other assets of the Company. The credit facility included a term loan of $1,426,000, at an interest rate of prime plus 0.75% per annum, which was based upon the appraised value of the machinery and equipment of the Company and a revolving line of credit at an interest rate of prime plus 0.5% per annum, the amount of which was based on advances of up to 85% of eligible trade receivables and up to 40% of the value of the Company's inventories. In 2002, the lender advanced additional funds on the original term loan in the amount of $490,880 and advanced a second term loan in the amount of $1,740,000 and increased the credit facility to $11,500,000. The term loans and revolving line of credit were secured by substantially all assets of the Company. The term of this credit facility was for a period of three years expiring on January 15, 2004. On December 31, 2003, the entire balance due to the lender was paid and the credit facility with that lender terminated.

In January 2001, another bank loaned to the Company the sum of $2,873,000 in a refinance of the Company's principal office building and property situated in Barrington, Illinois. This mortgage loan is secured by this building and property, and has been made in the form of two notes: one note is in the principal amount of $2,700,000, bears interest of 9.75% per annum, and has a term of five years with a 25 year amortization, and the second note is in the principal amount of $173,000, bears interest at 10% per annum, and has a term of three years. In May 2003, this loan was amended to increase the principal amount of the first note to $2,912,000 and to reduce the interest rate to 6.25% per annum. The second note was paid in full as of January 5, 2004.

During 2004, John H. Schwan and Stephen M. Merrick loaned to Flexo Universal the net amount of $86,000 and $181,000, respectively. These loans are evidenced by promissory notes and the agreement of Flexo Universal to secure such notes with the receivables and equipment of Flexo Universal. The notes bear interest at the rate of 8% per annum.

Current assets. As of December 31, 2004, the total current assets of the Company were $15,645,000 compared to total current assets of $15,435,000 as of December 31, 2003. The change in current assets reflects, principally, increase in receivables of $1,503,000 partially offset by a decrease in inventory of $915,000 and a decrease in the deferred tax asset of $362,000.

Inventories. The net inventory of the Company decreased from $9,263,000 as of December 31, 2003 to $8,348,000 as of December 31, 2004. The decrease reflected principally a decrease in metallized balloon inventory.

Property, Plant and Equipment. During fiscal 2004, the Company invested $306,000 in capital items. Most of this investment was in production equipment. During 2003, the Company invested $2,007,000 in capital items.

Current liabilities. Total current liabilities increased from $16,140,000 as of December 31, 2003 to $18,435,000 as of December 31, 2004. This increase is attributable principally to an increase in the line of credit from $3,694,000 as of December 31, 2003 to $6,401,000 as of December 31, 2004, which occurred principally by reason of the new line of credit agreement. This was offset by (i) a decrease of accounts payable from $6,799,000 as of December 31, 2003 to $6,148,000 as of December 31, 2004 and (ii) a decrease in accrued liabilities from $2,307,000 as of December 31, 2003 to $1,812,000 as of December 31, 2004.

Liquidity and Capital Resources

Management's plans to improve profitability during 2005 include relocating certain manufacturing operations from the United States to its foreign affiliates and continued cost reductions in the area of direct and overhead expenses in the U.S. operations. In addition, the Company is currently evaluating its operating strategies to expand its storage bag product line, which the Company anticipates will improve its overall profit margin. The Company believes it has sufficient cash and funding opportunities to meet its operating requirements through January 1, 2006.

During the year ended December 31, 2004, the Company incurred a net operating loss before taxes of $1,192,000. As of December 31, 2004 and December 31, 2003, the Company had a working capital deficiency of $2,790,000 and $706,000, respectively. The Company depends on its line of credit, including a term loan and revolving line of credit with its principal lenders, and continued financial support from its principal stockholders /officer for liquidity. This line of credit expires on December 31, 2005.

Management's plans to improve profitability during 2005 include relocating certain manufacturing operations from the United States to its foreign affiliates and continued cost reductions in the area of direct and overhead expenses in the U.S. operations. In addition, the Company is currently evaluating its operating strategies to expand its storage bag product line, which the Company anticipates will improve its overall profit margin. The Company believes it has sufficient cash and funding opportunities to meet its operating requirements through January 1, 2006.

The contractual commitments of the Company over the next five years are as follows:

Year	Future Minimum Principal Payments	Operating Leases	Licenses	Total
2005	$3,560,669	$515,846	$76,664	$4,153,179
2006	$2,311,685	$337,759	$66,664	$2,716,108
2007	$144,189	$286,728	—	$430,917
2008	$2,663,871	$51,700	—	$2,715,571
2009	—	$51,700	—	$51,700
Thereafter	—	$517,000	—	$517,000
	$8,680,414	$1,760,733	$143,328	$10,584,475

The Company does not have any current material commitments for capital expenditures.

Seasonality

In the metallized product line, sales have historically been seasonal with approximately 20% to 30% of annual sales of metallized balloons being generated in December and January, and 11% to 13% of annual metallized balloon sales being generated in June and July in recent years. The sale of latex balloons and laminated film products have not historically been seasonal, and as sales in these products lines increase as a percentage of total sales, the seasonality of the Company's total net sales has decreased.

Critical Accounting Policies

The financial statements of the Company are based on the selection and application of significant accounting policies that require management to make various estimates and assumptions. The following are some of the more critical judgment areas in the application of our accounting policies that currently affect our financial condition and results of operation.

Revenue Recognition. Substantially all of the Company's revenues are derived from the sale of products. With respect to the sale of products, revenue from a transaction is recognized when (i) a definitive arrangement exists for the sale of the product, (ii) delivery of the product has occurred, (iii) the price to the buyer has been fixed or is determinable and (iv) collectibility is reasonably assured. The Company recognizes revenue for the sale of products when the products have been delivered and legal title and all risks of ownership have been transferred to the customer. In some cases, product is provided on consignment to customers. In those cases, revenue is recognized when the customer reports a sale of the product.

Allowance for Doubtful Accounts. We estimate our allowance for doubtful accounts based on an analysis of specific accounts, an analysis of historical trends, payment and write-off histories. Our credit risks are continually reviewed and management believes that adequate provisions have been made for doubtful accounts. However, unexpected changes in the financial condition of customers or changes in the state of the economy could result in write-offs, which exceed estimates and negatively impact our financial results. As of December 31, 2004, we had total reserves for potential bad debts of $404,000. This reserve includes $237,000 of general reserve against outstanding receivables and $167,000 of reserve against a receivable from a distributor. Our general reserve is consistent with our bad debt experience. We provided extended payment terms to a distributor whose business is important to our efforts in certain markets and with this distribution, whom we have a long-standing relationship. We monitor the financial condition of the distributor closely and, during 2004, received payments from the distributor of $164,000. Total sales to this distributor in 2004 were $134,381.

Inventory Valuation. Inventories are stated at the lower of cost or market. Cost is determined using standard costs, which approximate costing determined on a first in, first out basis. Standard costs are reviewed and adjusted periodically based on actual direct and indirect production costs. Labor, overhead and purchase price variances from standard costs are determined on a monthly basis and inventory is adjusted monthly reflecting these variances. On a periodic basis, the Company reviews its inventory levels for estimated obsolescence or unmarketable items, in reference to future demand requirements and shelf life of the products.

Valuation of Long-Lived Assets. We evaluate whether events or circumstances have occurred which indicate that the carrying amounts of long-lived assets (principally property and equipment and goodwill) may be impaired or not recoverable. Significant factors which may trigger an impairment review include: changes in business strategy, market conditions, the manner of use of an asset, underperformance relative to historical or expected future operating results, and negative industry or economic trends. In 2001, the Financial Accounting Standards Board issued Statement No. 142, "Goodwill and Other Intangible Assets," which among other things, eliminates the amortization of goodwill and certain other intangible assets and requires that goodwill be evaluated annually for impairment by applying a fair-value based test. We retained valuation consulting firms to conduct an evaluation of our goodwill in our Mexico subsidiary in June 2002, December 2002, December 2003 and December 2004. Based upon these evaluations, the Company believes our goodwill valuation of our Mexico subsidiary on these dates, in the amount of $1,113,000 was not impaired.

Income Taxes and Deferred Tax Assets. The Company recognizes the amount of income taxes currently payable and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years these temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by valuation allowance when in the opinion of management it is more likely than not some portion or all of the deferred tax assets will not be realized.

The Company is subject to U.S. Federal, state and local taxes as well as foreign taxes in the United Kingdom and Mexico. Foreign currency translation adjustments exclude income tax expense (benefit) given that the Company's investments in non-U.S. subsidiaries are deemed to be reinvested for an indefinite period of time.

As of December 31, 2004, the Company had a net deferred tax asset of $152,000, representing the amount the Company may recover in future years from future taxable income. As of December 31, 2003, the amount of the deferred tax asset was $1,341,000. Each year and period management must make a judgment to determine the extent to which the deferred tax asset will be recovered from future taxable income. As of December 31, 2004, management has determined that an appropriate allowance against the deferred tax asset, because it is more likely than not that such amount will not be realized, is $2,454,000. As of December 31, 2003, the amount of this reserve was $739,000. These determinations involve the exercise of significant management judgment and are made based upon historical, current and projected levels of revenue and profit.

Foreign Currency Translation. All balance sheet accounts of foreign subsidiaries have been translated using the exchange rates in effect at the balance sheet date. Statements of operations amounts have been translated using the average exchange rate for the year. The gains and losses resulting from the changes in exchange rates from year to year have been reported in other comprehensive loss. Foreign currency transaction gains and losses are recognized in the period incurred and are included in the Consolidated Statements of Operations.

Recently Issued Accounting Standards

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123, "Share-Based Payment" ("SFAS Statement 123R"), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." This statement requires that all share-based payments to employees be recognized in the financial statements based on their fair values on the date of grant. The Company currently uses the intrinsic value method to measure compensation expense for stock-based awards. The Stock Based Compensation caption within Note 3 provides a pro forma net income (loss) and earnings per share as if the Company had used a fair-value based method provided by SFAS I23R to measure stock-based compensation for 2004, 2003 and 2002. SFAS No. 123R is effective as of the beginning of the first interim or annual reporting period that begins after December 31, 2005 and applies to all awards granted, modified, repurchased or cancelled after the effective date. The Company is evaluating the requirements of SFAS 123R and expects that its adoption will not have a material impact on the Company's consolidated results of operations and earnings per share.

In November of 2004, the FASB issued SFAS No. 151, "Inventory Costs," which amends the guidance in APB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). This statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal" as stated in ARB No. 43. Additionally, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company is required to adopt the provisions of SFAS No. 151 in the first quarter of 2006. The Company does not expect SFAS 151 to have a material impact on its consolidated results of operations or financial condition.

In December of 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29" (SFAS 153). SFAS 153 eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance.

SFAS 153 is effective for fiscal years beginning after June 15, 2005 and is required to be adopted by the Company in the first quarter of 2006. The Company does not believe that the adoption of SFAS 153 will have a material impact on the Company's consolidated results of operations or financial condition.

FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN No. 46) was originally issued in January 2003 and was subsequently revised in December 2003. FIN No. 46 attempts to clarify the application of Accounting Research Bulletin No. 51 "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The Company does not believe that it has any involvement with variable interest entities that are required to be consolidated under FIN No. 46.

Safe Harbor Provision of the Private Securities Litigation Act of 1995 and Forward Looking Statements

The Company operates in a dynamic and rapidly changing environment that involves numerous risks and uncertainties. The market for mylar and latex balloon products is generally characterized by intense competition, frequent new product introductions and changes in customer tastes, which can render existing products unmarketable. The statements contained in Item 1 (Description of Business) and Item 7 (Management's Discussion and Analysis of Financial Condition and Results of Operations) that are not historical facts may be forward-looking statements (as such term is defined in the rules promulgated pursuant to the Securities Exchange Act of 1934) that are subject to a variety of risks and uncertainties more fully described in the Company's filings with the Securities and Exchange Commission including, without limitation, those described under "Risk Factors" in the Company's Form SB-2 Registration Statement (File No. 333-31969) effective November 5, 1997. The forward-looking statements are based on the beliefs of the Company's management, as well as assumptions made by, and information currently available to the Company's management. Accordingly, these statements are subject to significant risks, uncertainties and contingencies which could cause the Company's actual growth, results, performance and business prospects and opportunities in 2004 and beyond to differ materially from those expressed in, or implied by, any such forward-looking statements. Wherever possible, words such as "anticipate," "plan," "expect," "believe," "estimate," and similar expressions have been used to identify these forward-looking statements, but are not the exclusive means of identifying such statements. These risks, uncertainties and contingencies include, but are not limited, to competition from, among others, national and regional balloon, packaging and custom film product manufacturers and sellers that have greater financial, technical and marketing resources and distribution capabilities than the Company, the availability of sufficient capital, the maturation and success of the Company's strategy to develop, market and sell its products, risks inherent in conducting international business, risks associated with securing licenses, changes in the Company's product mix and pricing, the effectiveness of the Company's efforts to control operating expenses, general economic and business conditions affecting the Company and its customers in the United States and other countries in which the Company sells and anticipates selling its products and services and the Company's ability to (i) adjust to changes in technology, customer preferences, enhanced competition and new competitors; (ii) protect its intellectual property rights from infringement or misappropriation; (iii) maintain or enhance its relationships with other businesses and vendors; and (iv) attract and retain key employees. There can be no assurance that the Company will be able to identify, develop, market, sell or support new products successfully, that any such new products will gain market acceptance, or that the Company will be able to respond effectively to changes in customer preferences. There can be no assurance that the Company will not encounter technical or other difficulties that could delay introduction of new or updated products in the future. If the Company is unable to introduce new products and respond to industry changes or customer preferences on a timely basis, its business could be materially adversely affected. The Company is not obligated to update or revise these forward-looking statements to reflect new events or circumstances.

QUALITATIVE AND QUANTITATIVE DISCLOSURES REGARDING MARKET RISK

The Company is exposed to various market risks, primarily foreign currency risks and interest rate risks.

The Company's earnings are affected by changes in interest rates as a result of variable rate indebtedness. If market interest rates for our variable rate indebtedness averaged 1% more than the interest rate actually paid for the years ending December 31, 2004, 2003 and 2002, our interest rate expense would have increased, and income after income taxes would have decreased by $56,000, $39,000 and $49,000, for these years, respectively. These amounts are determined by considering the impact of the hypothetical interest rates on our borrowings. This analysis does not consider the effects of the reduced level of overall economic activity that could exist in such an environment. Further, in the event of a change of such magnitude, management would likely take actions to reduce our exposure to such change. However, due to the uncertainty of the specific actions we would take and their possible effects, the sensitivity analysis assumes no change in our financial structure.

The Company's earnings and cash flows are subject to fluctuations due to changes in foreign currency rates, particularly the Mexican peso and the British pound, as the Company produces and sells products in Mexico for sale in the United States and other countries and the Company's U.K. subsidiary purchases balloon products from the Company in dollars. Also, the Mexican subsidiary purchases goods from external sources in U.S. dollars and is affected by currency fluctuations in those transactions. Substantially all of the Company's purchases and sales of goods for its operations in the United States are done in U.S. dollars. However, the Company's level of sales in other countries may be affected by currency fluctuations. As a result, exchange rate fluctuations may have an effect on sales and gross margins. Accounting practices require that the Company's results from operations be converted to U.S. dollars for reporting purposes. Consequently, the reported earnings of the Company in future periods may be affected by fluctuations in currency exchange rates, generally increasing with a weaker U.S. dollar and decreasing with a strengthening U.S. dollar. To date, we have not entered into any transactions to hedge against currency fluctuation effects.

We have performed a sensitivity analysis as of December 31, 2004 that measures the change in the results of our foreign operations arising from a hypothetical 10% adverse movement in the exchange rate of all of the currencies the Company presently has operations in. Using the results of operations for 2004, 2003 and 2002 for the Company's foreign operations as a basis for comparison, an adverse movement of 10% would create a potential reduction in the Company's net income, or increase its net loss, before taxes, in the amount of, for each of those years, $177,000, $173,000 and $176,00, respectively.

The Company is also exposed to market risk in changes in commodity prices in some of the raw materials it purchases for its manufacturing needs. However, this presents a risk that would not have a material effect on the Company's results of operations or financial condition.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of CTI Industries Corporation

We have audited the accompanying consolidated balance sheet of CTI Industries Corporation and Subsidiaries (the "Company") as of December 31, 2004, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CTI Industries Corporation and Subsidiaries as of December 31, 2004, and the results of their consolidated operations and their consolidated cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

We have also audited the financial statement Schedule II for the year ended December 31, 2004. In our opinion, this schedule presents fairly, in all material respects, the information required to be set forth therein.

/s/ Weiser LLP
New York, New York
April 15, 2005

CONSOLIDATED BALANCE SHEETS

	December 31, 2004	December 31, 2003
ASSETS		
Current assets:		
Cash	$ 526,470	$ 329,742
Accounts receivable, (less allowance for doubtful accounts of $404,070 and $316,047 respectively)	6,123,137	4,620,276
Inventories	8,348,494	9,263,160
Deferred tax assets	0	361,751
Prepaid expenses and other current assets	646,805	859,635
Total current assets	15,644,906	15,434,564
Property, plant and equipment:		
Machinery and equipment	18,451,428	18,939,535
Building	2,614,271	2,678,581
Office furniture and equipment	1,926,371	1,931,831
Land	250,000	250,000
Leasehold improvements	640,428	582,052
Fixtures and equipment at customer locations	2,286,814	2,232,285
Projects under construction	55,650	408,961
	26,224,962	27,023,245
Less: accumulated depreciation and amortization	(15,636,451)	(14,815,596)
Total property, plant and equipment, net	10,588,511	12,207,649
Other assets:		
Deferred financing costs, net	120,375	222,696
Goodwill	1,113,108	1,113,108
Deferred income tax asset	175,288	1,012,365
Other assets	245,376	279,800
Total other assets	1,654,147	2,627,969
TOTAL ASSETS	**$ 27,887,564**	**$ 30,270,182**

See accompanying notes to consolidated statements

CONSOLIDATED BALANCE SHEETS *(continued)*

LIABILITIES AND STOCKHOLDERS' EQUITY	December 31, 2004	December 31, 2003
Checks written in excess of bank balance	$ 513,417	$ 341,108
Trades payables	6,147,969	6,799,490
Line of credit	6,401,225	3,694,241
Notes payable - current portion	3,560,669	2,998,496
Accrued liabilities	1,811,775	2,306,745
Total current liabilities	18,435,055	16,140,080
Long-term liabilities:		
Other liabilities (related parties of $517,000 and $250,000)	1,371,364	1,079,041
Notes payable	2,864,129	5,766,091
Notes payable - officers	2,255,616	2,064,126
Total long-term liabilities	6,491,109	8,909,258
Minority interest	10,230	9,263
Commitments and contingencies		
Stockholders' equity:		
Preferred Stock - no par value, 2,000,000 shares authorized, 0 shares issued and outstanding		
Common stock - no par value, 5,000,000 shares authorized, 2,185,896, and 2,150,216 shares issued, 1,954,100, and 1,918,420 shares outstanding, respectively	3,764,020	3,764,020
Class B Common stock - no par value, 500,000 shares authorized, 0 shares issued and outstanding	0	0
Paid-in-capital	5,615,411	5,554,332
Warrants issued in connection with subordinated debt and bank debt	595,174	595,174
Accumulated deficit	(6,007,437)	(3,528,063)
Accumulated other comprehensive loss	(76,884)	(234,768)
Less:		
Treasury stock at cost - 231,796 shares	(939,114)	(939,114)
Total stockholders' equity	2,951,170	5,211,581
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ 27,887,564	$ 30,270,182

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2004	2003	2002
Net Sales	$ 37,193,109	$ 36,259,638	$ 41,236,476
Cost of Sales	30,840,989	29,626,450	32,344,115
Gross profit	6,352,120	6,633,188	8,892,361
Operating expenses:			
General and administrative	4,410,595	4,054,607	4,224,777
Selling	1,495,257	1,441,501	1,551,538
Advertising and marketing	1,014,463	1,816,301	1,671,106
Total operating expenses	6,920,315	7,312,409	7,447,421
(Loss) income from operations	(568,195)	(679,221)	1,444,940
Other income (expense):			
Interest expense	(1,350,085)	(1,103,395)	(831,600)
Interest income	—	13,618	3,157
Gain on sale of assets	122,499	28,007	0
Foreign currency (loss) gain	208,213	(36,132)	(281,186)
Other	395,489	428,125	0
Total other income (expense)	(623,884)	(669,777)	(1,109,629)
(Loss) income before income taxes and minority interest	(1,192,079)	(1,348,998)	335,311
Income tax expense (benefit)	1,286,232	(782,468)	39,065
(Loss) income before minority interest	(2,478,311)	(566,530)	296,246
Minority interest in income (loss) of subsidiary	1,063	(483)	(6,266)
Net (loss) income	$ (2,479,374)	$(566,047)	$302,512
Basic (loss) income per common share	$ (1.28)	$ (0.30)	$ 0.18
Diluted (loss) income per common share	$ (1.28)	$ (0.30)	$ 0.16
Weighted average number of shares and equivalent shares of common stock outstanding:			
Basic	1,930,976	1,918,260	1,688,384
Diluted	1,930,976	1,918,260	1,884,405

See accompanying notes.

CTI Industries Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Class B Common Stock		Paid-in Capital	Warrants issued in connection with subordinated debt	Accumulated Deficit	Accumulated Other Comprehensive Earnings	Less Treasury Stock		Less Notes Recvble Shareholders	TOTAL
	Shares	Amount	Shares	Amount					Shares	Amount		
Balance, December 31, 2001	966,327	$ 188,434	366,300	$ 1,000,000	$ 5,554,332	$ 487,440	$ (1,983,770)	$ (118,007)	199,196	$ (746,764)	$ (56,456)	$ 4,325,209
Options Excersised	11,000	$ 19,750										$ 19,750
Class B Conversion	366,300	$1,000,000	($366,300)	($1,000,000)								$ -
Stock Dividend	304,218	$1,280,758					($1,280,758)					$ -
Subordinated debt contributed to exercise warrants	423,579	$1,066,978				($351,978)						$ 715,000
Cashless exercise of warrants	70,458	$192,350							$32,600	$ (192,350)		$ -
Net Income							$302,512					$ 302,512
Other comprehensive income Foreign currency translation								$112,005				$ 112,005
Total comprehensive loss												$ 414,517
Balance, December 31, 2002	2,141,882	$ 3,748,270	-	$ -	$ 5,554,332	$ 135,462	$ (2,962,816)	$ (6,002)	231,796	$ (939,114)	$ (56,456)	$ 5,473,676
Options Excersised	8,334	$ 15,750										$ 15,750
Subordinated debt contributed to exercise warrants						$459,712						$ 459,712
Collection of Notes Receivable											$ 56,456	$ 56,456
Net Loss							($566,047)					$ (566,047)
Other comprehensive income Foreign currency translation								($228,766)				$ (228,766)
Total comprehensive loss												$ (794,813)
Balance, December 31, 2003	2,150,216	$ 3,764,020	-	$ -	$ 5,554,332	$ 595,174	$ (3,528,063)	$ (234,778)	231,796	$ (939,114)	$ -	$ 5,211,581
Stock issued for services	35,680	$ -			$ 61,079							$ 61,079
Net Loss							($2,479,374)					$ (2,479,374)
Other comprehensive income Foreign currency translation								$157,884				$ 157,884
Total comprehensive loss												$ (2,321,490)
Balance, March 31, 2004	2,185,896	$ 3,764,020	-	$ -	$ 5,615,411	$ 595,174	$ (6,007,437)	$ (76,884)	231,796	$ (939,114)	$ -	$ 2,951,170

CTI Industries Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2004	2003	2002
Cash flows from operating activities:			
Net (loss) income	$(2,479,374)	$(566,047)	$302,512
Adjustments to reconcile net (loss) income to cash (used in) provided by operating activities:			
Depreciation and amortization	1,651,322	1,618,563	1,588,187
Deferred gain on sale/leaseback	(175,271)	(30,047)	(30,046)
Amortization of debt discount	251,490	238,199	27,500
Minority interest in income (loss) of subsidiary	1,063	(483)	(6,266)
Provision for losses on accounts receivable	288,562	220,000	165,000
Provision for losses on inventory	60,000	135,000	135,000
Deferred income taxes	1,189,135	(782,468)	(25,700)
Change in operating assets and liabilities:			
Accounts receivable	(1,791,423)	619,113	(1,075,314)
Inventories	854,666	560,433	(1,964,697)
Other assets	426,662	66,313	(122,112)
Trade payables, accrued and other liabilities	(847,411)	1,129,596	4,056,872
Net cash (used in) provided by operating activities	(570,579)	3,208,172	3,050,936
Cash flows from investing activities:			
Purchases of property, plant and equipment	(305,546)	(2,007,104)	(2,477,831)
Proceeds from sale of property, plant and equipment	32,094	0	0
Net cash used in investing activities	(273,452)	(2,007,104)	(2,477,831)
Cash flows from financing activities:			
Checks written in excess of bank balance	172,309	227,648	113,460
Net change in revolving line of credit	2,706,984	(1,948,408)	(55,068)
Proceeds from issuance of long-term debt	558,077	6,768,759	(591,182)
Repayment of long-term debt	(2,513,261)	(5,649,014)	0
Proceeds from exercise of stock options	0	15,750	0
Proceeds from exercise of warrants	0	0	19,750
Collection of stockholder note	0	56,456	0
Cash paid for deferred financing fees	(41,234)	(275,044)	0
Net cash provided by (used in) financing activities	882,875	(803,853)	(513,040)

Continued on next page.

CONSOLIDATED STATEMENTS OF CASH FLOWS (*continued*)

	Year Ended December 31,		
	2004	2003	2002
Effect of exchange rate changes on cash	157,884	(227,966)	(10,060)
Net increase in cash	196,728	169,249	50,005
Cash at beginning of period	329,742	160,493	110,488
Cash at end of period	$ 526,470	$ 329,742	$ 160,493
Supplemental disclosure of cash flow information:			
Cash payments for interest	952,682	865,196	776,802
Cash payments for taxes	47,186	42,295	140,072
Supplemental non-cash investing and financing activities:			
Settlement of liability with third party via ownership transfer of long-term asset	241,268	0	0
Accounts payable converted to notes payable	0	3,534,326	0
Issuance of stock for subordinated debt	0	0	715,000
Long-term debt incurred for the purchase of equipment	0	0	2,230,719
Note payable incurred to purchase 21.8% of minority interest in CTI Mexico S. A. de C.V	0	0	148,290
Stock dividend	0	0	1,280,758
Issuance of stock for equity issue expenses	61,079	0	0
Common stock exchanged to exercise warrants	0	0	192,350
Refinance mortgage	0	2,671,243	0

See accompanying notes.

CTI INDUSTRIES CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

1. Nature of Operations

CTI Industries Corporation, its United Kingdom subsidiary (CTI Balloons Limited), and Mexican subsidiaries (Flexo Universal, S.A. de C.V., CTI Mexico Corporation, S.A. de C.V. and CTF International S.A. de C.V.) (the "Company") (i) design, manufacture and distribute metallized and latex balloon products throughout the world and (ii) operate systems for the production, lamination, coating and printing of films used for food packaging and other commercial uses and for conversion of films to flexible packaging containers and other products.

2. Basis of Presentation

During the year ended December 31, 2004, the Company incurred a net operating loss before taxes of $1,192,000. As of December 31, 2004 and December 31, 2003, the Company had a working capital deficiency of $2,790,000 and $706,000, respectively. The Company depends on its line of credit, including a term loan and revolving line of credit with its principal lenders, and continued financial support from its principal stockholders /officer for liquidity. This line of credit expires on December 31, 2005.

Management's plans to improve profitability during 2005 include relocating certain manufacturing operations from the United States to its foreign affiliates and continued cost reductions in the area of direct and overhead expenses in the U.S. operations. In addition, the Company is currently evaluating its operating strategies to expand its storage bag product line, which the Company anticipates will improve its overall profit margin. The Company believes it has sufficient cash and funding opportunities to meet its operating requirements through January 1, 2006.

3. Summary of Significant Accounting Policies

Principles of Consolidation. The consolidated financial statements include the accounts of CTI Industries Corporation, its wholly owned subsidiaries CTI Balloons Limited and CTF International S.A. de C.V., and its majority owned subsidiaries, Flexo Universal and CTI Mexico Corporation. All significant intercompany accounts and transactions have been eliminated upon consolidation.

Foreign Currency Translation. The financial statements of foreign subsidiaries are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities, the historical exchange rate for stockholders' equity, and a weighted average exchange rate for each period for revenues and expenses. Translation adjustments are recorded in accumulated other comprehensive income (loss) as the local currencies of the subsidiaries are the functional currencies. Foreign currency transaction gains and losses are recognized in the period incurred and are included in the Consolidated Statements of Operations.

Use of Estimates. In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the amounts reported of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period in the financial statements and accompanying notes. Actual results may differ from those estimates. The Company's significant estimates include reserves for doubtful accounts, reserves for lower of cost to market of inventory and recovery value of goodwill.

Cash and Cash Equivalents. Cash and cash equivalents include cash on hand, demand deposits and short-term investments with original maturities of three months or less.

Accounts Receivable. Trade receivables are carried at original invoice amount less an estimate for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by identifying troubled accounts, evaluating the individual customer receivables then considering the customer's financial condition, credit history and current economic conditions and by using historical experience applied to an aging of accounts. A trade receivable is considered to be past due if any portion of the receivable balance is outstanding for a period over the customer's normal terms. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received.

Inventories. Inventories are stated at the lower of cost or market. Cost is determined using standard costs which approximates costing determined on a first-in, first-out basis, to reflect the actual cost of production of inventories. Production costs of work in process and finished goods include finished goods include material labor and overhead, including general and administrative expenses where applicable. Work in process and finished goods are not recorded in excess of net realizable value.

Property, Plant and Equipment. Property, plant and equipment are stated at cost. Expenditures for maintenance and repairs are charged to operations as incurred. Depreciation is computed using the straight-line and declining-balance methods over estimated useful lives of the related assets. Leasehold improvements are amortized on a straight-line method over the lesser of the estimated useful life or the lease term. The estimated useful lives range as follows:

• Building	25 - 30 years
• Machinery and equipment	3 - 15 years
• Office furniture and equipment	5 - 8 years
• Leasehold improvements	5 - 8 years
• Furniture and equipment at customer locations	2 - 3 years

Goodwill. Prior to January 1, 2002, goodwill was being amortized over 15 years using the straight-line method. Subsequent to that date, the Company has followed, and does now follow, the provisions of SFAS 142, "Goodwill and Other Intangible Assets", under which goodwill is not amortized but is tested at least annually for impairment. Goodwill on the accompanying balance sheets relates to CTI Mexico. It is the Company's policy to perform impairment testing for Flexo Universal annually as of December 31, or as circumstances change.

Valuation of long-lived assets. The Company evaluates whether events or circumstances have occurred which indicate that the carrying amounts of long-lived assets (principally property, plant and equipment) may be impaired or not recoverable. The significant factors that are considered that could trigger an impairment review include: changes in business strategy, market conditions, or the manner of use of an asset; underperformance relative to historical or expected future operating results; and negative industry or economic trends. In evaluating an asset for possible impairment, management estimates that asset's future undiscounted cash flows and appraised values to measure whether the asset is recoverable, the Company measures the impairment based on the projected discounted cash flows of the asset over its remaining life. While the Company believes that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect these evaluations.

Deferred Financing Costs. Deferred financing costs relates to the refinancing of long-term debt in December 2003. These costs are being amortized on a straight-line basis over the term of the loans.

Income Taxes. The Company accounts for income taxes using the liability method. As such, deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect when the anticipated reversal of these differences is scheduled to occur. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company is subject to U.S. Federal, state and local taxes as well as foreign taxes in the United Kingdom and Mexico. The Company's investments in non-U.S. subsidiaries are deemed to be reinvested for an indefinite period of time.

Fair Value of Financial Instruments. The fair value of the Company's financial instruments relating to accounts receivable, accounts payable and accrued expenses approximates fair value due to their short-term nature. The fair value of debt approximates its carrying value as the interest rates applicable to these debt instruments are comparable to current market rates for similar maturities.

Other Comprehensive Income (Loss). For years ended December 31, 2004 and 2003, other comprehensive income (loss) consisted of foreign currency translation adjustments, which is a component of other comprehensive income (loss) within stockholder's equity.

Revenue Recognition. The Company recognizes revenue when title transfers upon shipment. Revenue from a transaction is not recognized until (i) a definitive arrangement exists, (ii) delivery of the product has occurred or the services have been performed and legal title and risk are transferred to the customer, (iii) the price to the buyer has been fixed or is determinable and (iv) collectibility is reasonably assured. In some cases, product is provided on consignment to customers. For these cases, revenue is recognized when the customer reports a sale of the product

Stock-Based Compensation. At December 31, 2004, the Company has four stock-based compensation plans, which are described more fully in Note 14. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. The Company recognizes compensation cost for stock-based compensation awards equal to the difference between the quoted market price of the stock at the date of grant or award and the price to be paid by the employee upon exercise in accordance with the provisions of APB No. 25. Based upon the terms of Company's current stock option plans, the stock price on the date of grant and price paid upon exercise are the same. Accordingly, no stock-based employee compensation cost has been recognized, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The Company has adopted the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure", an amendment of SFAS Statement No. 123 ("SFAS No. 148"). The following table illustrates the effect on net (loss) income and earnings per share had compensation cost for all of the stock-based compensation plans been determined based on the grant date fair values of awards.

	Year Ended December 31,		
	2004	**2003**	**2002**
Net (loss):			
Reported	$(2,479,000)	$(566,047)	$302,512
Deduct total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	0	(8,583)	(117,375)
Pro forma net (loss)	$(2,479,000)	$(574,630)	$185,137
Net (loss) per share:			
Basic - As reported	(1.28)	(.30)	.18
Basic – Proforma	(1.28)	(.30)	.11
Diluted - As reported	(1.28)	(.30)	.16
Diluted – Proforma	(1.28)	(.30)	.10

The fair value of each option was estimated as of the date of the grant using the Black-Scholes option-pricing model based on the following assumptions:

	2004	**2003**	**2002**
Expected life (years)	5.0	5.0	5.0
Volatility	128.49%	136.6%	123.3%
Risk-free interest rate	1.9%	4.4%	2.9%
Dividend yield	—	—	—

Research and Development. The Company conducts product development and research activities which includes (i) creative product development, (ii) creative marketing, and (iii) engineering. During the years ended December 31, 2004, 2003 and 2002, research and development activities totaled $246,000, $335,000 and $333,000, respectively.

Advertising Costs. The Company expenses advertising costs as incurred. Advertising expense amounted to $151,506, $252,204 and $308,197 for the years ended December 31, 2004, 2003 and 2002, respectively.

Recently Issued Accounting Standards. In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123, "Share-Based Payment" ("SFAS Statement 123R"), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." This statement requires that all share-based payments to employees be recognized in the financial statements based on their fair values on the date of grant. The Company currently uses the intrinsic value method to measure compensation expense for stock-based awards. The Stock Based Compensation caption within Note 3 provides a pro forma net income (loss) and earnings per share as if the Company had used a fair-value based method provided by SFAS I23R to measure stock-based compensation for 2004, 2003 and 2002. SFAS No. 123R is effective as of the beginning of the first interim or annual reporting period that begins after December 31, 2005 and applies to all awards granted, modified, repurchased or cancelled after the effective date. The Company is evaluating the requirements of SFAS 123R and expects that its adoption will not have a material impact on the Company's consolidated results of operations and earnings per share.

In November of 2004, the FASB issued SFAS No. 151, "Inventory Costs," which amends the guidance in APB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). This statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal" as stated in ARB No. 43. Additionally, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company is required to adopt the provisions of SFAS No. 151 in the first quarter of 2006. The Company does not expect SFAS 151 to have a material impact on its consolidated results of operations or financial condition.

In December of 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29" (SFAS 153). SFAS 153 eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for fiscal years beginning after June 15, 2005 and is required to be adopted by the Company in the first quarter of 2006. The Company does not believe that the adoption of SFAS 153 will have a material impact on the Company's consolidated results of operations or financial condition.

FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN No. 46) was originally issued in January 2003 and was subsequently revised in December 2003. FIN No. 46 attempts to clarify the application of Accounting Research Bulletin No. 51 "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The Company does not believe that it has any involvement with variable interest entities that are required to be consolidated under FIN No. 46.

4. Major Customers

For the year ended December 31, 2004, the Company had four customers that accounted for approximately 20.1%, 16.8%, 11.7% and 9.2%, respectively, of consolidated net sales. Corresponding percentages of consolidated net sales generated by these customers for the year ended December 31, 2003, were approximately 14.7%, 28.4%, 0.5% and 11.0%, respectively. For the year ended 2002, the corresponding percentages of consolidated net sales for these customers were 17.0%, 29.0%, 0.0% and 12.7%, respectively. At December 31, 2004, the outstanding accounts receivable balances due from these four customers were $956,739, $301,724, $1,438,153 and $215,096, respectively. At December 31, 2003, the outstanding accounts receivable balances due from these three customers were $566,557, $464,183, $176,316 and $862,407.

5. Inventories

Inventories are stated at the lower of cost or market. Cost is determined using standard costs, which approximate costing determined on a first in, first out basis. Standard costs are reviewed and adjusted periodically based on actual direct and indirect production costs. On a periodic basis, the Company reviews its inventory levels for estimated obsolescence or unmarketable items, in reference to future demand requirements and shelf life of the products.

Inventories are comprised of the following:

	December 31, 2004	December 31, 2003
Raw materials	$888,644	$866,111
Work in process	806,495	1,365,317
Finished goods	6,840,068	7,523,889
Allowance, excess quantities	(186,713)	(492,157)
Total inventories	$8,348,494	$9,263,160

6. Notes Payable

Long-term debt consists of:

	December 31, 2004	December 31, 2003
Term Loan with bank, payable in monthly installments of $58,333 including interest at prime (5.25% at December 31, 2004) plus 1.5% (6.75%) (amortized over 60 months) balance due December 31, 2005	$2,858,337	$3,500,000
Mortgage Loan with bank, payable in monthly installments of $19,209 including interest at 6.25% due May 5, 2008	2,832,302	2,879,886
Term Loan with bank, payable in monthly installments of $5,582 including interest at 10.00% due January 5, 2004	—	1,399
Vendor Notes, at various rates of interest (weighted average of 6%) maturing through August 2005	649,697	2,299,647
Subordinated Notes (Related Parties) due 2006, interest at 9% net of debt discount of $59,408 and $310,898 at December 31, 2004 and 2003, respectively (See Note 11)	1,460,592	1,269,102
Subordinated Notes (Related Parties) due 2006, interest at 9% (See Note 11)	795,024	795,024
Loan payable to a Mexican finance institution denominated in Mexican Pesos bearing interest at 9.81% Due 2007	84,462	83,655
Total long-term debt	$8,680,414	$10,828,713
Less current portion	(3,560,669)	(2,998,496)
Total long-term debt	$5,119,745	$7,830,217

On December 31, 2003, the Company entered into a Loan and Security Agreement ("Loan Agreement") with a Bank under which the Bank provided to the Company a credit facility in the aggregate amount of $11,000,000, collateralized by substantially all assets of the Company. The credit facility expires on December 31, 2005; it is automatically renewed for successive one-year terms unless terminated by either of the parties. The credit facility of $7,500,000 includes a term loan of $3,500,000, at an interest rate of prime plus 1.5% per annum (6.75% at December 31, 2004), which is based upon the appraised (liquidation basis) value of the machinery and equipment of the Company and a revolving line of credit at an interest rate of prime plus 1.5% per annum (6.75% at December 31, 2004), the amount of which is based on advances of up to 85% of eligible trade receivables and up to 50% of the value of the Company's eligible inventories. In connection with the Loan Agreement, two principals of the Company executed agreements pursuant to which they agreed, in the event appraisals of the Company's machinery and equipment to be performed during 2004 indicated values less than those specified in the Loan Agreement (liquidation value), to provide guarantees of a portion of the term loan or subordinated loan funds to the Company. During 2004, these two principals pledged certain of their individual assets as security for the amount by which the principal balance of the term loan exceeded the most recent appraised value of the Company's machinery and equipment. Upon the receipt of any proceeds of sale or other disposition of equipment, or any proceeds from damage, destruction or condemnation, such proceeds must be paid as a mandatory prepayment of the term loan. In addition, 50% of excess cash flow is required to be paid as a prepayment of the term loan. The Loan Agreement includes financial covenants requiring a minimal level of tangible net worth and ratio of EBITDA to fixed charges. The Bank has issued a waiver of this covenant for December 31, 2004 and has agreed to an amendment modifying the covenants. The Company believes that it will be within the covenants for the first quarter of 2005 and going forward.

As of December 31, 2004, the balance outstanding on the credit facility was $6,401,000.

The following credit facility was repaid in December 2003. In January 2001, the Company entered into a Loan and Security Agreement with an institutional lender under which the lender has provided the Company with a credit facility in the amount of $9,500,000, collateralized by equipment, inventory, receivables and other assets of the Company. The credit facility included a term loan of $1,426,000, at an interest rate of prime plus 0.75% per annum, which was based upon the appraised value of the equipment of the Company and a revolving line of credit at an interest rate of prime plus 0.5% per annum, the amount of which was based on advances of up to 85% of eligible receivables and up to 40% of the value of the Company's inventory. In 2002, the lender advanced additional funds on the original term loan in the amount of $490,880, advanced a second term loan in the amount of $1,740,000 and increased the credit facility to $11,500,000. The term loans and revolving line of credit were secured by substantially all assets of the Company. The term of this credit facility was for a period of three years expiring in January 15, 2004.

Also in January 2001, another lender loaned to the Company the sum of $2,873,000 in a refinance of the Company's principal office building and property situated in Barrington, Illinois. The mortgage loan is collateralized by this building and property, with a net carrying value of $2,886,595, and has been made in the form of two notes. The first note is in the principal amount of $2,700,000, bears interest at the rate of 9.75%, and has a term of five years with an amortization period of 25 years. In May of 2003, the terms of this note were renegotiated to a note in the principal amount of $2,912,000 bearing 6.25% with a term of 5 years amortized over 30 years.

The second note was in the principal amount of $173,000 with an interest rate of 10%, and had a term of three years. This obligation was paid in full January 2004.

Future Minimum principal payments, exclusive of debt discount, for amounts outstanding under these long-term debt agreements are as follows for the year ended December 31, 2004:

	2004
2005	$3,560,669
2006	2,311,685
2007	144,189
2008	2,663,871
2009	0
	$8,680,414

7. Income Taxes

The income tax provisions are comprised of the following:

	Year Ended December 31:		
	2004	2003	2002
Current:			
Federal	$—	$—	$—
State	—	—	—
Foreign	97,097	—	—
	$97,097	—	—
Deferred:			
Federal	1,223,030	(361,881)	25,859
State	(63,753)	(61,281)	3,665
Foreign	29,858	(359,306)	9,541
	1,189,135	(782,468)	39,065
Total income tax provision (benefit)	$1,286,232	$(782,468)	$39,065

The components of the net deferred tax asset (liability) at December 31 are as follows:

	2004	2003
Deferred tax assets:		
Allowance for doubtful accounts	$127,150	$139,845
Inventory allowances	168,006	162,248
Accrued liabilities	126,372	151,017
Sale leaseback	0	68,037
Unicap 263A adjustment	52,380	52,380
Net operating loss carryforwards	2,988,093	2,185,357
Alternative minimum tax credit carryforwards	338,612	338,612
State Investment tax credit carryforward	18,041	18,041
Other foreign tax items	109,833	137,993
Foreign asset tax credit carryforward	160,784	160,784
Total deferred tax assets	4,089,271	3,414,314
Deferred tax liabilities:		
Book over tax basis of capital assets	(1,134,282)	(1,069,395)
Cash basis of foreign inventory purchases	(348,690)	(264,933)
	2,606,299	2,079,986
Less: Valuation allowance	(2,454,001)	(738,600)
Net deferred tax asset	$152,298	$1,341,386

The Company maintains a valuation allowance with respect to deferred tax assets as a result of the uncertainty of ultimate realization. At December 31, 2004, the Company has net operating loss carryforwards of approximately $7,341,000 expiring in various years through 2024. In addition, the Company has approximately $338,600 of alternative minimum tax credits as of December 31, 2004, which have no expiration date. The Company's investments in non-U.S. subsidiaries are deemed to be reinvested for an indefinite period of time. The increase in the valuation allowance, which was recorded in the fourth quarter, was made after management determined that the realization of the deferred tax asset was not likely to be realized in the foreseeable future.

Income tax provisions differed from the taxes calculated at the statutory federal tax rate as follows:

	Year Ended December 31,		
	2004	**2003**	**2002**
Taxes at statutory rate	$(417,228)	$(393,154)	$114,000
State income taxes	(57,434)	(55,504)	16,000
Nondeductible expenses	15,355	20,564	41,000
Increase in deferred tax			
Valuation allowance	1,715,401	0	0
State credit created in current year	0	0	(22,000)
Foreign taxes and other	30,138	(354,374)	(109,935)
Income tax provision	$1,286,232	$(782,468)	$39,065

8. Other Income

Other income of $395,489 set forth on the Company's Consolidated Statement of Operations for the year ended December 31, 2004 includes (i) gains related to a review and determination that various accrued items on the books of the Mexican subsidiaries of the Company (CTI Mexico and Flexo) are not due or payable and (ii) gains based on the settlement of various accounts in consideration of the payment of an amount less than the amount accrued. These settlements primarily relate to CTI Mexico an inactive subsidiary. For the year ending December 31, 2003, the Company had other income of $428,126. This amount includes income derived from the settlement of certain outstanding liabilities due to vendors for less than the amount recorded on the books of the Company.

9. Other Liabilities

Items identified as Other Liabilities in the Company's Consolidated Balance Sheet as of December 31, 2004 include (i) loans by officers/shareholders to Flexo Universal totaling $517,000, (ii) capital lease for equipment for $5,000 and (iii) obligations of CTI Mexico, Flexo, and CTF International totaling $779,000 to vendors on deferred payment terms. For the year ending December 31, 2003, items identified as Other Liabilities in the Company's Consolidated Balance Sheet include (i) deferred gain of the Company in the amount of $175,376 on the sale of a building to Pepper Road, Inc. (a related party, see notes 11 and 13), (ii) loans by officers/shareholders to Flexo Universal totaling $250,000 and bearing interest at 8% (see note 11), (iii) obligation of Flexo Universal to a financial institution in the amount of $83,665 and (iv) obligation of CTI Mexico, Flexo and CTF International totaling $570,000 to vendors on deferred payment plans.

10. Employee Benefit Plan

The Company has a defined contribution plan for substantially all employees. Profit sharing contributions may be made at the discretion of the Board of Directors. Effective January 1, 2004, the Company amended its defined contribution plan. Under the amended plan the maximum contribution for the Company is 2% of gross wages.

Employer contributions to the plan totaled $57,172 for the year ending December 31, 2004, $54,836 for the year ended December 31, 2003, and $53,680 for the year ended December 31, 2002.

11. Related Party Transactions

The Company obtains legal services from a law firm in which one shareholder of the law firm is also a director and a shareholder of the Company. Legal fees incurred with this firm were $97,000 for the year ended December 31, 2004 and $107,000 for the year ended 2003 and $102,000 for the year ended 2002. Mr. Merrick also received $48,000 for services performed in 2004.

In 1998, the Company advanced funds totaling $81,352 to officers of the Company. $56,456 of these funds were used to purchase common stock of the Company and is reflected as a contra equity account at December 31, 2002 and 2001. This obligation has been repaid in its entirety.

In February 2003, the Company received $1,630,000 from certain shareholders in exchange for (a) two year 9% subordinated notes, and (b) five year warrants to purchase 163,000 common shares at $4.87 per share. The proceeds were to (i) re-finance the bank loan of CTI Mexico in the amount of $880,000 and (ii) to provide financing for CTI Mexico and Flexo Universal. The value of the warrants was $640,427 calculated using Black-Scholes option pricing formula. The Company applied the debt discount of $459,780 against the subordinated debt. The debt discount was amortized using the effective interest method over the term of the debt.

John H. Schwan , an officer and director of the Company, is President of Packaging Systems, L.L.C. and affiliated companies. The Company made purchases of packaging materials from these entities in the amount of approximately $172,000, $274,000 and $118,000 during the years ended December 31, 2004, 2003 and 2002, respectively. Mr. Schwan also received $24,000 for services performed in 2004.

During 2004 and 2003, John H. Schwan loaned to Flexo Universal the aggregate amount of $86,000 and $225,000 respectively. During 2004 and 2003, Stephen M. Merrick loaned to Flexo Universal the aggregate amount of $181,000 and $25,000, respectively. These advances are reflected in notes and bear interest at the rate of 8% per annum.

Payments of these loans have been deferred for more than one year.

At various times during 2003, John H. Schwan loaned an aggregate of $795,204 to the Company in exchange for notes bearing interest at 8% per annum. These notes are subordinated to the bank loan of the Company. Payments of these loans have been deferred for more than one year.

The Company entered into a 10-year lease agreement for office and warehouse facilities in November 1999, requiring monthly payments of $17,404, to Pepper Road, Inc., a company related through common ownership. In 2003, the rent was reduced to $15,500 per month. Approximately 50% of the facility was subleased through March 2002, and after that, the Company assumed the remaining 50% of the facility. In July of 2004, the Company signed a lease with HB Properties LLC for approximately 35,000 square feet of space in Cary, Illinois. In July of 2004, the Company cancelled its lease with Pepper Road, Inc. (See notes 13 and 14)

In July 2001, certain members of Company management were issued warrants to purchase 119,050 shares of the Company's Common Stock at an exercise price of $1.50 per share in consideration of their facilitating and guaranteeing and securing bank loans to the Company in the amount of $1.4 million and for advancing additional monies to the company that were repaid in 2001. The warrants have a term of five years.

12. Goodwill and Intangible Assets

On January 1, 2002, the Company implemented Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. Under the provisions of SFAS 142, goodwill is no longer subject to amortization over its estimated useful life, but instead will be subject to at least annual assessments for impairment by applying a fair-value based test. SFAS 142 also requires that an acquired intangible asset should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the asset can be sold, licensed, rented or exchanged, regardless of the acquirer's intent to do so. The Company has no acquired intangible assets other than goodwill.

The gross carrying amount of goodwill as of December 31, 2004 and 2003 is $1,113,108.

13. Commitments and Contingencies

Operating Leases. The Company entered into a 10-year lease agreement for office and warehouse facilities in November 1999, requiring monthly payments of $17,404, to Pepper Road, Inc., a company related through common ownership. In 2003, the rent was reduced to $15,500 per month. Approximately 50% of the facility was subleased through March 2002, and after that, the Company assumed the remaining 50% of the facility. In August of 2004, the company signed a one-year lease with HB Properties LLC for approximately 35,000 square feet of space in Cary, Illinois. In July of 2004, the Company cancelled its lease with Pepper Road, Inc. The Company's United Kingdom subsidiary also maintains a lease for office and warehouse space, which expires in 2019. The Company's Mexico subsidiary signed a five-year lease in January of 2003 to rent 43,000 square feet of space at a cost of approximately $17,000 per month.

The Company leases office equipment under operating leases, which expire on various dates through December 2006.

The net lease expense was $401,848, $555,197 and $348,631 for the years ended December 31, 2004, 2003 and 2002, which includes $76,500, $193,615 and $208,844 paid to Pepper Road (a related party) in 2004, 2003 and 2002, respectively.

The future aggregate minimum net lease payments under existing agreements as of December 31, as follows:

	HB Properties, LLC	Other	Total Lease Payments
2005	$118,660	$397,186	$515,846
2006		337,759	337,759
2007		286,728	286,728
2008		51,700	51,700
2009		51,700	51,700
Thereafter		517,000	517,000
Total	$118,660	$1,642,073	$1,760,733

Licenses. The Company has certain merchandising license agreements, which are of a one to two year duration that require royalty payments based upon the Company's net sales of the respective products. The agreements call for guaranteed minimum commitments that are determined on a calendar year basis.

Future guaranteed commitments due, as computed on a pro rata basis, as of December 31, are as follows:

2005	$76,664
2006	$66,664

14. Sale/Leaseback of Building – Related Party

In November 1999, the Company sold its building located next to its headquarters in Barrington, Illinois for a gain of $300,467, and entered into an agreement to lease back the facility. The building was owned by an entity in which officers/shareholders of the Company have a controlling interest. The gain realized on the sale was deferred and was being recognized into income over the 10-year lease term. In July of 2004, this building was sold and the remaining deferred gain of $160,000 was fully recognized.

15. Stock Options and Warrants

Under the Company's 1997 Stock Option Plan (effective July 1, 1997), a total of 119,050 shares of Common Stock are reserved for issuance under the Stock Option Plan. Options to purchase 98,416 shares of Common Stock have been granted as of October 31, 1998, and remain outstanding at December 31, 2004. The options are exercisable immediately upon grant and have a term of ten years. The Plan provides for the award of options, which may either be incentive stock options ("ISOs") within the meaning of Section 422A of the Internal Revenue Code of 1986, as amended (the "Code") or non-qualified options ("NQOs") which are not subject to special tax treatment under the Code. The Plan is administered by the Board or a committee appointed by the Board (the "Administrator"). Officers, directors, and employees of, and consultants to, the Company or any parent or subsidiary corporation selected by the Administrator are eligible to receive options under the Plan. Subject to certain restrictions, the Administrator is authorized to designate the number of shares to be covered by each award, the terms of the award, the date on which and the rates at which options or other awards may be exercised, the method of payment and other terms.

On March 19, 1999, the Board of Directors approved for adoption, effective May 6, 1999, the 1999 Stock Option Plan ("Plan"). The Plan authorizes the grant of options to purchase up to an aggregate of 158,733 shares of the Company's Common Stock. As of December 31, 2004, 148,219 options had been granted under the 1999 Stock Option Plan. The options were exercisable immediately upon grant, and have a term of ten years.

On April 12, 2001, the Board of Directors approved for adoption, effective December 27, 2001, the 2001 Stock Option Plan ("Plan"). The Plan authorizes the grant of options to purchase up to an aggregate of 158,733 shares of the Company's Common Stock. As of December 31, 2004, 112,503 options had been granted under the 2001 Stock Option Plan. The options were exercisable immediately upon grant and have a term of ten years.

On April 24, 2002, the Board of Directors approved for adoption, effective October 12, 2002, the 2002 Stock Option Plan ("Plan"). The Plan authorizes the grant of options to purchase up to an aggregate of 142,860 shares of the Company's Common Stock. As of December 31, 2004, 65,930 options had been granted under the 2002 Stock Option Plan. The options were exercisable immediately upon grant and have a term of ten years.

The exercise price for ISOs cannot be less than the fair market value of the stock subject to the option on the grant date (110% of such fair market value in the case of ISOs granted to a stockholder who owns more than 10% of the Company's Common Stock). The exercise price of a NQO shall be fixed by the Administrator (Board of Directors or other designated person) at whatever price the Administrator may determine in good faith. Unless the Administrator determines otherwise, options generally have a

10-year term (or five years in the case of ISOs granted to a participant owning more than 10% of the total voting power of the Company's capital stock). Unless the Administrator provides otherwise, options terminate upon the termination of a participant's employment, except that the participant may exercise an option to the extent it was exercisable on the date of termination for a period of time after termination.

In September 1998, the Company issued an option to purchase 11,905 shares of the Company's Common Stock at an exercise price of $2.10 per share to Thornhill Capital LLC in consideration for services. The option has a term of 10 years. In September 1999, warrants to purchase 19,079 shares of the Company's Common Stock at an exercise price of $9.36 per share were cancelled and reissued at an exercise price of $1.42 per share. In April 2002, the Company issued an option to purchase 11,905 shares of the Company's Common Stock at an exercise price of $2.10 per share to Thornhill Capital in consideration of services.

In November 1999, warrants issued in 1997 to purchase up to 76,389 shares of the Company's Common Stock for $9.36 were cancelled. New warrants to purchase up to 423,579 shares of the Company's Common Stock at $1.688 were issued. The new warrants had a term of 3 years and were exercised in 2002.

In July 2001, certain members of Company management were issued warrants to purchase 119,050 shares of the Company's Common Stock at an exercise price of $1.50 per share in consideration of their facilitating and guaranteeing and securing bank loans to the Company in the amount of $1.4 million and for advancing additional monies to the Company that were repaid in 2001. The warrants have a term of five years.

The following is a summary of the activity in the Company's stock option plans and other options and warrants issued, as restated for the stock dividend, for the years ended December 31, 2004, December 31, 2003 and December 31, 2002.

	Dec. 31, 2004	Weighted Avg. Exercise Price	Dec. 31, 2003	Weighted Avg. Exercise Price	Dec. 31, 2002	Weighted Avg. Exercise Price
Outstanding and exercisable, beginning of period	725,597	$2.58	572,862	$2.58	1,094,739	$2.04
Granted	0		170,000	2.22	79,764	2.22
Exercised	0		(8,336)	1.54	(601,245)	1.54
Cancelled	(38,125)	1.81	(8,929)	6.51	(396)	6.51
Outstanding and exercisable at the end of period	687,472	$3.33	725,597	$2.58	572,862	$2.58

At December 31, 2004, available options to grant were 79,707.

Significant option and warrant groups outstanding at December 31, 2004 and related weighted average price and remaining life information are as follows:

Grant Date	Outstanding	Exercisable	Exercise Price	Remaining Life (Years)
September 1997	5,953	5,953	$ 6.28	2
September 1998	92,463	92,463	$ 6.51	3
September 1998	11,905	11,905	$ 2.10	3
March 2000	83,930	83,930	$ 1.95	5
March 2000	47,620	47,620	$ 1.95	5
July 2001	119,050	119,050	$ 1.50	1
December 2001	88,692	88,692	$ 1.47	6
April 2002	11,905	11,905	$ 2.10	7
December 2002	55,954	55,954	$ 2.36	7
February 2003	163,000	163,000	$ 4.87	3
December 2003	7,000	7,000	$ 2.26	9
	687,472	687,472		

The aggregate number of warrants outstanding at December 31, 2004 was 282,050.

There were no options issued in 2004. The weighted average fair value of options granted during the years ending December 31, 2003 and December 31, 2002 was $2.26 and $1.92 per share, respectively.

Stock Dividend and Class B Common Stock Conversion

On December 27, 2002, the Company distributed 304,218 shares of common stock in connection with a 19.05% dividend. As a result of the stock dividend, common stock was increased by $1,280,758 and accumulated deficit was increased by $1,280,758.

In July 1997, the Company effected a recapitalization (the "Recapitalization") without a formal reorganization. As part of the Recapitalization, the Board of Directors approved the creation of Class B Common Stock, approved a 1 for 2.6 reverse stock split on both the Common Stock and Preferred Stock, and negotiated a conversion of all then outstanding shares of the Company's Convertible Preferred Stock into an aggregate of 366,300 shares of Class B Common Stock. The conversion was effective upon the closing of an initial public offering of 575,000 shares of the Company's Common Stock on November 5, 1997. The shares of Class B Common Stock contained rights identical to shares of Common Stock, except that shares of Class B Common Stock, voting separately as a class, had the right to elect four of the Company's seven directors. Shares of Common Stock and Class B Common Stock, voting together as a class, vote on all other matters, including the election of the remaining directors. The recapitalization, initial public offering and related transactions were approved by written consent of the shareholders. On July 1, 2002, all outstanding shares of Class B Common Stock, by their terms, were converted to common stock.

16. Earnings Per Share

Basic earnings per share is computed by dividing the income available to common shareholders, net earnings, less redeemable preferred stock dividends and redeemable common stock accretion, by the weighted average number of shares of common stock outstanding during each period.

Diluted earnings per share is computed by dividing the net earnings by the weighted average number of shares of common stock and common stock equivalents (redeemable common stock, stock options and warrants), unless anti-dilutive, during each period.

Earnings per share for the years ended December 31, 2004, December 31, 2003 and December 31, 2002:

	Year Ended December 31:		
	2004	2003	2002
BASIC			
Average shares outstanding:			
Weighted average shares Outstanding during period	1,930,976	1,918,260	1,688,384
Earnings:			
Net (loss) income	$(2,479,374)	$(566,047)	$302,512
Amount for per share Computation	$(2,479,374)	$(566,047)	$302,512
Net (loss) earnings applicable to Common shares	$(1.28)	$(0.30)	$0.18
DILUTED			
Average shares outstanding:			
Weighted average shares Outstanding	1,930,976	1,918,260	1,688,384
Common stock equivalents (options/warrants)	0	0	196,021
Weighted average shares Outstanding during period	1,930,976	1,918,260	1,884,405
Earnings:			
Net (loss) income	$(2,479,374)	$(566,047)	$302,512
Amount for per share Computation	$(2,479,374)	$(566,047)	$302,512
Net (loss) earnings applicable to Common shares	$(1.28)	$(0.30)	$0.16

17. Geographic Segment Data

The Company's operations consist of a business segment, which designs, manufactures, and distributes balloon products. Transfers between geographic areas were primarily at cost. The Company's subsidiaries have assets consisting primarily of trade accounts receivable, inventory and machinery and equipment. Sales and selected financial information by geographic area for the periods ended December 31, 2002, December 31, 2003 and December 31,2004 are as follows:

	United States	United Kingdom	Mexico	Eliminations	Consolidated
Year ended 12/31/04					
Net sales	$32,854,580	$2,664,465	$4,889,577	$(3,215,513)	$37,193,109
Operating (loss) income	(214,427)	121,016	(426,946)	(47,838)	(568,195)
Net (loss) income	(2,594,627)	223,018	(58,864)	(48,901)	(2,479,374)
Total Assets	$24,071,875	$1,989,006	$5,318,625	$(3,491,943)	$27,887,563
Year ended 12/31/03					
Net sales	$32,686,979	$2,415,028	$4,003,217	$(2,845,586)	$36,259,638
Operating (loss) income	(246,299)	190,521	(527,767)	(95,676)	(679,221)
Net income	(883,369)	163,218	249,297	(95,193)	(566,047)
Total Assets	$27,602,666	$1,412,352	$5,475,850	$(4,220,686)	$30,270,182
Year ended 12/31/02					
Net sales	$37,418,425	$1,965,736	$5,235,119	$(3,382,804)	$41,236,476
Operating income (loss)	1,259,905	68,535	212,174	(95,674)	1,444,940
Net income (loss)	451,582	40,065	(99,724)	(89,411)	302,512
Total Assets	$26,311,194	$979,959	$4,982,751	$(2,002,046)	$30,271,858

18. Litigation

On September 5, 2003, Airgas Inc., Airgas-Southwest, Inc., Airgas-South, Inc. and Airgas-East, Inc. filed a joint action against CTI Industries Corporation for claimed breach of contract in the Circuit Court of Lake County, Illinois claiming as damages the aggregate amount of $162,242. The Company has filed an answer denying the material claims of the complaint, affirmative defenses and a counterclaim. In the action, the plaintiffs claim that CTI Industries Corporation owes them certain sums for (i) helium sold and delivered, (ii) rental charges with respect to helium tanks and (iii) replacement charges for tanks claimed to have been lost. On November 2, 2004, this matter was settled. The amount agreed to be paid by the Company in settlement totaled $100,000. The first payment of $50,000 was paid on November 15, 2004. The balance of $50,000 is payable in five consecutive $10,000 monthly installments, commencing December 30, 2004. The amount was fully accrued for by the Company as of December 31, 2004.

On June 4, 2004, Spar Group, Inc. initiated an arbitration proceeding in New York City against the Company. In the proceeding, Spar Group claimed that there was due from the Company to Spar Group a sum for services rendered in the amount of $180,043, plus interest. Spar Group claimed to have rendered services to the Company in various Eckerd stores with respect to the display and ordering of metallized and latex balloons for sale in those stores. The Company filed an answer denying liability with respect to the claim and asserted a counterclaim for damages against Spar Group for breach of its agreement to provide such services. On January 13, 2005, this matter was settled. The amount agreed to be paid by the Company in settlement totaled $100,000. The first payment of $30,000 was paid on February 1, 2005. The balance of $70,000 is payable in seven consecutive $10,000 monthly installments, commencing March 1, 2005. The amount was fully accrued for by the Company as of December 31, 2004.

In addition, the Company is also party to certain lawsuits arising in the normal course of business. The ultimate outcome of these matters is unknown, but in the opinion of management, the settlement of these matters is not expected to have a significant effect on the future financial position or results of operations of the Company.

19. Quarterly Financial Data (Unaudited):

	Quarter Ended				Year Ending December 31, 2004
	3/31/04	6/30/04	9/30/04	12/31/04 (1)	
Net sales	$10,893,984	$9,591,785	$8,125,521	$8,581,819	$37,193,109
Gross profit $	2,147,370	$2,032,028	$1,669,778	$502,944	$6,352,120
Net income (loss)	$371,901	$(135,681)	$(150,370)	$(2,565,224)	$(2,479,374)
Earnings (loss) per common share					
Basic	$0.19	$(0.07)	$(0.08)	$(1.31)	$(1.28)
Diluted	$0.18	$(0.07)	$(0.08)	$(1.31)	$(1.28)

	Quarter Ended				Year Ending December 31, 2003
	3/31/03	6/30/03	9/30/03	12/31/03	
Net sales	$10,162,495	$8,661,939	$8,428,784	$9,006,420	$36,259,638
Gross profit $	1,937,053	$1,906,029	$1,775,387	$1,014,719	$6,633,188
Net income (loss)	$(689,788)	$133,178	$128,740	$(138,177)	$(566,047)
Earnings (loss) per common share					
Basic	$(0.36)	$0.07	$0.07	$(0.07)	$(0.30)
Diluted	$(0.36)	$ 0.06	$ 0.06	$(0.07)	$(0.30)

	Quarter Ended				Year Ending December 31, 2002
	3/31/02	6/30/02	9/30/02	12/31/02	
Net sales	$9,738,097	$10,905,748	$10,873,147	$9,719,484	$41,236,476
Gross profit	$2,554,252	$2,606,231	$2,685,187	$1,046,691	$8,892,361
Net income (loss)	$370,431	$133,526	$386,958	$(588,403)	$302,512
Earnings (loss) per common share					
Basic	$0.33	$0.11	$0.25	$(0.35)	$0.18
Diluted	$0.30	$0.09	$0.22	$(0.35)	$0.16

(1) Cost of sales were higher, as a percentage of net sales in the fourth quarter of 2004 than in prior quarters of 2004, resulting in lower gross profit than in those prior quarters by reason of the facts that: (i) sales of storage bags continued to decline resulting in a shift in product mix to lower margin products, (ii) higher costs of production in prior quarters resulted in higher unit costs for metallized balloons sold during the fourth quarter and (iii) there were discounted and low margin sales of balloon products in the fourth quarter.

The amount of the income tax expense recognized by the Company in 2004 reflects adjustments in deferred tax assets and other items arising from the operating results of the Company for the year. This increase, which was recorded during the fourth quarter, was made after management determined, based on fourth quarter activity, that the realization of the deferred tax asset was not likely in the foreseeable future. Fourth quarter activity affecting this determination included lower than anticipated sales in the storage bag product line and lower margin sales of novelty products, as described above.

SCHEDULE II

Valuation and qualifying accounts:

The following is a summary of the allowance for doubtful accounts related to accounts receivable for the years ended December 31:

	2004	2003	2002	2001
Balance at beginning of year	$316,047	$391,406	$375,755	$312,572
Charged to expenses	$288,562	$145,000	$120,000	$90,000
Uncollectible accounts written off	($200,539)	($220,359)	($104,349)	($26,817)
Balance at end of year	$404,070	$316,047	$391,406	$375,755

The following is a summary of the allowance for obsolete inventory for the years ended December 31:

	2004	2003	2002	2001
Balance at beginning of year	$492,157	$392,142	$303,100	$251,723
Charged to expenses	$60,000	$210,000	$180,000	$150,000
Obsolete inventory written off	($365,444)	($109,985)	($90,958)	($98,624)
Balance at end of year	$186,713	$492,157	$392,142	$303,099

The following is a summary of property and equipment and the related accounts of accumulated depreciation for the years ended December 31:

	2004	2003	2002	2001
Cost Basis				
Balance at beginning of year	$27,023,245	$25,881,777	$21,700,060	$20,516,030
Additions	$305,547	$2,007,104	$4,708,550	$1,184,030
Disposals	($1,103,830)	($865,636)	($526,833)	
Balance at end of year	$26,224,962	$27,023,245	$25,881,777	$21,700,060
Accumulated depreciation				
Balance at beginning of year	$14,815,596	$14,166,764	$13,000,561	$11,342,792
Depreciation	$1,651,322	$1,514,468	$1,498,967	$1,657,769
Disposals	($830,467)	($865,636)	($332,764)	
Balance at end of year	$15,636,451	$14,815,596	$14,166,764	$13,000,561
Property and equipment, net	$10,588,511	$12,207,649	$11,715,013	$8,699,499

The following is a summary of costs in excess of fair value of net assets acquired and the related accumulated amortization for the years ended December 31:

	2004	2003	2002	2001
Cost Basis				
Balance at beginning and end of year	$1,299,954	$1,299,954	$1,299,954	$1,299,954
Accumulated amortization				
Balance at beginning of year	$186,846	$186,846	$186,846	$100,182
Amortization	$0	$0	$0	$86,664
Balance at end of year	$186,846	$186,846	$186,846	$186,846
Cost in excess of fair value of net assets acquired	$1,113,108	$1,113,108	$1,113,108	$1,113,108







EXECUTIVE OFFICERS

John H. Schwan
Chairman of the Board of Directors

Howard W. Schwan
President

Stephen M. Merrick
Executive Vice President and Secretary

Brent Anderson
Vice President of Manufacturing

Timothy Patterson
Vice President of Finance and Administration

Samuel Komar
Vice President of Marketing

Steve Frank
Vice President of Sales

DIRECTORS

John H. Schwan
Chairman of the Board of Directors
President of Packaging Systems

Howard W. Schwan
President

Stephen M. Merrick
Executive Vice President
Principal, Merrick & Associates, P.C.
Senior Vice President and Director of Reliv International, Inc. (NASDAQ)

Stanley M. Brown III
President, Inn-Room Systems, Inc.

Bret Tayne
President, Everede Tool Company

Michael P. Avramovich
Principal, Avramovich & Associates

John I. Collins
Chief Administrative Officer, Mid-States Corporate Federal Credit Union

NOTES

NOTES





Corporate Headquarters
CTI Industries Corporation
22160 North Pepper Road
Barrington, Illinois 60010
Phone: 847-382-1000
Fax: 847-382-1219

Independent Auditors
Weiser LLP
135 West 50th Street
New York, NY 10020
Tel: 212-812-7000
Fax: 212-375-6888

Form 10-K Report
A copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting:

Investor Relations
CTI Industries Corporation
22160 North Pepper Road
Barrington, Illinois 60010
Phone: 847-382-1000
Fax: 847-382-1219

Counsel
Vanasco, Genelly & Miller
33 North LaSalle Street
Suite 2200
Chicago, Illinois 60602

Annual Meeting
The Annual Meeting of Shareholders will be held at 10:00 a.m. on Friday, December 2, 2005, at The Holiday Inn, 800 S. Route 31, Crystal Lake, IL 60014.

Registrar and Transfer Agent
Continental Stock Transfer
& Trust Company
17 Battery Place
New York, New York 10004

Stock Exchange Listing
NASDAQ SmallCap Market under the symbol "CTIB."

Financial Information
CTI Industries Corporation maintains a website on the Internet at www.ctiindustries.com.

Fiscal Year End
December 31, 2004

Number of Shares Outstanding
1,954,100 as of October 1, 2005

Shareholder Questions
Communications concerning stock transfer requirements, lost certificates, change of address, or dividends should be addressed to Continental Stock Transfer & Trust Company at 212-509-4000.

Common Stock Information
The Company's common stock trades on the NASDAQ SmallCap Market System under the symbol "CTIB." The Company has not paid dividends since its initial public offering in November 1997 and does not anticipate paying dividends in the foreseeable future. As of October14, 2005, there were approximately 65 holders of record of the Company's common stock.

Special Note Regarding Forward-Looking Statements
Certain statements in this annual report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Report Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results to differ from the performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to (i) the Company's ability to enter into or maintain business relationships with licensors, suppliers, distributors, customers and strategic partners, (ii) the Company's growth strategy, and (iii) anticipated trends in the Company business, as well as other risks and uncertainties reported in the Company's other SEC filings.



CTI Industries Corporation

22160 North Pepper Road
Barrington, Illinois 60010
www.ctiindustries.com